[MILLER & MARTIN PLLC LETTERHEAD]

Suite 800	Michael P. Marshall, Jr.
1170 Peachtree Street, N.E.	Direct Dial (404 962-6442
Atlanta, Georgia 30309-7706	Direct Fax (404) 962-6342
(404) 962-6100	mmarshall@millermartin.com
Fax (404) 962-6300
March 18, 2009
VIA FACSIMILE — (202) 772-9208
Ms. Rebekah Blakeley Moore
Division of Corporation Finance
U. S. Securities and Exchange Commission
Mail Stop 4561
100 F Street, NE
Washington, D.C. 20549-4561

Re:	FGBC Bancshares, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Form 10-Q for Fiscal Period Ended September 30, 2008
File No. 000-51957
Dear Ms. Moore:
          My firm represents FGBC Bancshares, Inc. (the “Company”). The Company has received your March 4, 2009 comment letter. With respect to your comments, the Company has the following responses. For your convenience, we have restated your comment with the response following each comment.
1.	Please refer to our previous comment 1 in our letter dated January 16, 2009. We note your expanded policy disclosures provided in your response. Considering the significance of losses recorded as a result of the sale of foreclosed assets to your net income for the period ended September 30, 2008, please address the following:
•	Revise your critical accounting policy disclosure in future filings to include a discussion of the valuation of foreclosed assets;

•	Tell us and revise future filings to disclose how accurate you have been in the past with this estimate, and quantify this disclosure where possible; and,

•	Revise future filings to disclose the range of possible outcomes related to this estimate if changes in your assumptions were to occur. Please quantify this disclosure where possible. For example, provide a discussion of the impact that possible changes in the current trends in the real estate market would have on your estimate.
Please refer to Release No. 33-8350 for guidance.

Ms. Rebekah Blakeley Moore
Division of Corporation Finance
U.S. Securities and Exchange Commission
March 18, 2009

Response:	Attached as Exhibit 1 please find a proposed new paragraph for inclusion under the Critical Accounting Policy section of the MD&A discussing the valuation of foreclosed assets. The Company has disclosed that the recent lack of stability in its markets means that the range of possible outcomes is greater than usual. However, the Company does not believe that it could accurately quantify such a range.
2.	Please refer to our previous comment 5 in our letter dated January 16, 2009. We note your revised policy in which you generally classify loans as impaired if it is possible that you will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Please tell us how you determined that this policy complies with paragraph 8 and 10 of SFAS 114.

Response:	Attached as Exhibit 2 please find a revised version of the third paragraph under “Note 1 — Loans” that replaces the word “possible” with “probable.” The Company believes that this paragraph, as revised, complies with paragraphs 8 and 10 of SFAS 114.
3.	Please refer to our previous comment 8 in our letter dated January 16, 2009. We note your analysis of whether your deferred tax assets are realizable focuses primarily on the company’s ability to generate net income. We further note that the largest deferred tax asset relates to the allowance for loan losses. Considering that the allowance for loan loss provision has substantially contributed to your 2008 net losses and that you continue to experience declining credit trends, please tell us in greater detail how you concluded that your deferred tax assets were fully realizable as of September 30, 2008.

Response:	The Company believes, based on the weight of all available evidence, that it is more likely than not that the full amount of its deferred tax asset as of September 30, 2008 will be realized. In making this determination, the Company relied on an internal budgeting process that projects sufficient taxable income within the carryforward period. As part of that process, the Company noted the following:
•	The Company considered the recent decline in real estate and the fact that this trend may continue into the foreseeable future. However, based on all available information, and considering the broad governmental efforts to stimulate the economy, the Company believes that the real estate markets will stabilize well within the carryforward period. The Company notes that it would have produced net income through the third quarter of 2008 but for the write downs associated with the decline in real estate and expects this pattern will continue. Therefore, when the

Ms. Rebekah Blakeley Moore
Division of Corporation Finance
U.S. Securities and Exchange Commission
March 18, 2009

real estate markets do stabilize, which again is expected within the carryforward period, the Company anticipates that it will have sufficient income to realize the full amount of its deferred tax asset.

•	The Company has expanded rapidly over its short history and has invested heavily in a branch network over recent years. New branches typically require heavy investment and are usually unprofitable in their early stages. Therefore, the Company believes that its expansion plans have been a drag on earnings over the last several years. The Company does not currently have significant expansion plans in the foreseeable future. Therefore, as the recently established branches begin to mature the Company believes that they will contribute to increased earnings in the future. This factor was mentioned in the Overview section of the MD&A included with the Form 10-Q for the quarter ended September 30, 2008.

•	As mentioned in the Form 10-Q for the third quarter of 2008, the Company’s results have been negatively impacted by compression in its net interest margin due in large part to interest rate reductions initiated during the first nine months of 2008. The Company is has taken steps to improve its net interest margin, including the implementation of floors on floating rate loans. The Company believes that its net interest margin should improve over the foreseeable future as these actions take effect, which should contribute to increased earnings.
4.	Please refer to our comment 10 in our letter dated January 16, 2009. We could not locate proposed disclosures that included the information required by Item IV.B of Industry Guide 3, which requires a breakdown of the allowance for loan losses by loan category and the percent of loans in each category to total loans. Please revise your disclosures to include this information and provide us with your proposed disclosures.

Response:	Attached as Exhibit 3 please find a revised section that includes your requested edits. For your reference we have highlighted edits made against the draft disclosures that were submitted with the Company’s February 20, 2009 response to your first comment letter.
5.	Please refer to our previous comment 11 in our letter dated January 16, 2009. We could not locate disclosures responsive to certain of the bullet points included in our comment. Therefore, please revise to disclose the following and provide us with your proposed disclosures:

Ms. Rebekah Blakeley Moore
Division of Corporation Finance
U.S. Securities and Exchange Commission
March 18, 2009

•	Please provide more detailed disclosure regarding the reasons why management believes the levels of non-performing loans have increased so significantly. We note your disclosure of the general trends in the banking industry and that dramatically rising unemployment rates have impacted your borrowers’ ability to repay their outstanding debts, however, it remains unclear how these trends have specifically impacted the level of your non-performing loans;

•	Please revise to include a discussion of how you have considered changes in the levels of your non-performing loans in your qualitative adjustments to the loss rates used to determine the general allowance;

•	Considering that real estate loans comprise a significant portion of your loan portfolio and that you are experiencing declining real estate values, please revise to include a discussion of how you consider the overall declining real estate values in your qualitative factor adjustments; and

•	Please revise to include a discussion of the level of collateralization of your loan portfolio, and how changes in the level of collateralization have impacted your assessment of the losses inherent in the portfolio.

Response:	Attached as Exhibit 3 is a revised section that addresses your bullet points. Again, the changes have been highlighted against the draft that was submitted with the Company’s February 20, 2009 response to your first comment letter.
6.	Please refer to our previous comment 12 in our letter dated January 16, 2009. We note your added statement in your proposed disclosures that there is currently a divergent trend between the levels of non-performing loans and amounts charged off. Further, we note your statement that you charge off loans or portions of loans that are deemed to be non-collectible. Please revise to disclose specific reasons why these trends are divergent, i.e. discuss the reasons why you have experienced such an increase in non-performing loans and why you believe these loans to be collectible and should not be charged off.

Response:	The Company has revised its disclosure to address your comments. The revised disclosure is located at the end of Exhibit 3.
* * * * * * * * * * * * *

Ms. Rebekah Blakeley Moore
Division of Corporation Finance
U.S. Securities and Exchange Commission
March 18, 2009

          Please feel free to call me at (404) 962-6442 if you have any questions regarding the enclosures or the responses contained in this letter. We look forward to working with you during the review process.
Sincerely,
Miller & Martin PLLC
/s/  Michael P. Marshall, Jr.
MPM:eha
Enclosures
cc: Teresa Martin

EXHIBIT 1
          The following is the proposed insert to the Critical Accounting Policies subsection within the MD&A:
Foreclosed Assets
          Assets acquired through loan foreclosure or repossession (primarily real estate and vehicles) are initially recorded at fair value less estimated cost to sell at the date of foreclosure. We determine fair value based upon the lowest of the following three methods: (1) independently observed market prices; (2) appraised values; or (3) management’s estimation of the value of the property. Any write-downs based on the asset’s fair value on the date of acquisition is charged to the allowance for loan losses. In the event that foreclosed real estate is incomplete at the time of foreclosure, it is initially recorded at fair value as obtained from a current third party appraisal less estimated costs to complete and sell. We will obtain an “as-completed” appraisal and capitalize costs associated with completion up to this value, less selling costs, in accordance with generally accepted accounting procedures. For the year ended December 31, 2008 we charged down $486,031 at the time of foreclosure.
          After foreclosure, valuations are periodically performed and the assets are carried at the lower of the carrying or fair value, less estimated cost to sell. Costs incurred in maintaining foreclosed assets and subsequent write-downs based on updated valuations of the property are included in other operating expenses. In response to the slowing economy and general decline in real estate values, especially during the latter part of 2009, we incurred $1,267,724 in subsequent write-downs on previously foreclosed assets and realized net losses of on sales of foreclosed assets of $228,272 for the year ended December 31, 2008. The carrying amounts of foreclosed assets at December 31, 2008 and 2007 was $6,041,163 and $1,326,196, respectively. In determining the carrying amount at December 31, 2008 we have taken into account the recent trend of declining real estate values. Although this trend has not reversed, we believe that the pace of the decline is beginning to slow. Based on our assumptions, we believe that the carrying value of our foreclosed assets at December 31, 2008 is reasonable. However, if our assumptions prove incorrect, we may have to take further write downs on our foreclosed properties. Because of the recent lack of stability in our markets, we believe that the range of possible outcomes relating to our foreclosed property is greater than usual.

EXHIBIT 2
          The following is the revised text referred to in our response to comment 2. For your convenience we have marked the changes against the language that was included in the Company’s February 20, 2009 response to your first comment letter.
“A loan is generally classified as impaired, based on current information and events, if it is ~~possible~~ probable that we will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Impaired loans are measured by either the present value of expected future cash flows discounted at the loans effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent. Loans continue to be classified as impaired until they are brought fully current and the collection of scheduled interest and principal is reasonably assured. Impaired loans with balances in excess of $50,000 are evaluated individually, while impaired loans with balances of $50,000 or less are evaluated as a group.”

EXHIBIT 3
          The following text highlights changes against the draft language that was sent in the Company’s February 20, 2009 response to your first comment letter.
          “Provision and Allowance for Loan Losses
          The allowance for loan losses is established through charges to earnings in the form of a provision for loan losses. When a loan or portion of a loan is determined to be uncollectible, the portion deemed uncollectible is charged against the allowance and subsequent recoveries, if any, are credited to the allowance.
          The allowance is an amount that management believes will be adequate to absorb estimated losses relating to specifically identified loans, as well as probable credit losses inherent in the balance of the loan portfolio, based on a periodic evaluation. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are any significant changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review our allowance for loan losses, and may require us to make additions to the allowance based on their judgment about information available to them at the time of their examinations.
          Management determines the allowance for loan loss by first dividing the loan portfolio into two major categories: (1) satisfactory and past due loans, which are accounted for under Statement of Financial Accounting Standard (“SFAS”) 5, and (2) impaired loans, which are accounted for under SFAS 114. For purposes of evaluation, satisfactory and past due loans are further segmented into the following categories: commercial and government guaranteed loans, commercial 1-4 family construction and acquisition and development projects, consumer residential real estate and other consumer loans. Pursuant to guidance set forth in SFAS 5, management uses a three-year moving average net loan charge off/recovery experience rate (net charge off percentage of total loans) with more weight given to the most recent year for these segments in the loan portfolio. Loan loss reserves are calculated primarily based upon this historical loss experience by segment and adjusted for qualitative factors such as changes in the nature and volume of the loan portfolio, overall portfolio quality, changes in levels of non-performing loans, significant shifts in real estate values, changes in levels of collateralization, trends in staff lending experience and turnover, loan concentrations and current economic conditions that may affect the borrower’s ability to pay. For example, because of the recent increase in the level of our non-performing loans and general decline in real estate values we have increased our qualitative economic and environmental factors in our SFAS 5 calculation.
          Under SFAS 114 guidance, a loan is generally classified as impaired, based on current information and events, if it is probable that we will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Impaired loans are measured by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent. A large portion of our loans are collateral dependent, which has caused larger impairment amounts to be included in our allowance for loan losses due to recent declines in real estate values. Loans continue to be classified as impaired until they are brought fully current and the collection of scheduled interest and principal is reasonably assured. Impaired loans with balances in excess of $50,000 are evaluated individually, while impaired loans with balances of $50,000 or less are evaluated as a group.
          The allocation of the allowance to the respective loan categories is an approximation and not necessarily indicative of future losses. The entire allowance is available to absorb losses occurring in the loan portfolio. In management’s opinion, the allowance is considered adequate at September 30, 2008 and 2007. Our allowance for loan loss as a percentage of total loans was 1.39% at September 30, 2008 and 1.16% at December 31, 2007. A provision of $4,576,217 was made during the nine-month period ending September 30, 2008 compared to $1,633,791 for the comparable period ending September 30, 2007.
          Management regularly monitors trends with respect to non-accrual, restructured and potential problems loans. Subsequent negative changes in these loans have led management to increase its environmental adjustment in the allowance for loan loss to accommodate these trends. Information with respect to non-accrual, past due and restructured loans at September 30, 2008 and 2007 is as follows:

	September 30
	2008	2007
	(Dollars in Thousands)

Non-accrual loans:
Commercial and industrial	$1,598	$168
Real estate — construction	5,668	193
Real estate — mortgage	5,413	1,117
Installment loans to individuals	98	218

Total non-accrual loans	$12,777	$1,696

Loans contractually past due ninety days or more as to interest or principal payments and still accruing	$—	$—

Restructured loans in compliance with terms:
Commercial and industrial	$—	$—
Real estate — construction	4,531	—
Real estate — mortgage	—	—
Installment loans to individuals	—	—

Total restructured loans in compliance with terms	$4,531	$—

Potential problem loans:
Commercial and industrial	$—	$—
Real estate — construction	1,257	—
Real estate — mortgage	598	—
Installment loans to individuals	1	—

Total potential problem loans	$1,856	$—

Interest income that would have been recorded on non-accrual and restructured loans under original terms	1,735	272
Interest income that was recorded on non-accrual and restructured loans	1,546	189
          Our levels of non-performing loans have increased due to a combination of the declining real estate market and increased unemployment in our market areas. The declining real estate market affects two segments of our borrowers: 1) builders and acquisition/development borrowers who are not able to sell their inventory and thus cannot generate cash flows and make loan payments; and 2) consumers who have lost equity in their residences and are unable to access this liquidity source or refinance into lower rate mortgages. Increased unemployment rates in our market areas have also contributed to our increase in non-performing loans because borrowers no longer have the necessary cash flow to pay their loan obligations. The downturn may be exacerbated as energy and food prices increase, equity markets decrease, credit tightens and the economy further weakens. We do not anticipate recovery in these sectors during 2009 thus no substantial improvement in non-accrual, past due and potential problem loans is expected for the foreseeable future.

          The following table summarizes our allocation of the allowance for loan losses to the types of loans as of the indicated dates:

	9/30/2008		12/31/2007
		Percent of		Percent of
		loans in		loans in
		each		each
		category to		category to
	Amount	total loans	Amount	total loans
Commercial and industrial	$969	7.27%	$426	8.77%
Real estate — construction	4,433	29.85%	2,281	30.23%
Real estate — mortgage	3,865	58.40%	3,191	55.42%
Installment loans to individuals	339	4.48%	369	5.58%

	$9,606	100.00%	$6,267	100.00%

          Loans greater than 90 days past due are automatically placed on nonaccrual status. Additionally, we may place loans that are not greater than 90 days past due on nonaccrual status if we determine that the full collection of principal and interest comes into doubt. In making that determination we consider all of the relevant facts and circumstances and take into consideration the judgment of responsible lending officers, our loan committee and the regulatory agencies that review the loans as part of their regular examination process. Non-accrual loans consist of large and small balance loans. The commercial and industrial category contains one large loan for approximately $943,000 which comprises 59% of the total with the remaining balance attributable to 15 smaller loans. The real estate — construction category contains one significantly large loan for approximately $1,826,000 which comprises 33% of the total with the remaining balance attributable to 30 smaller loans. The real estate — mortgage category contains four larger loans totaling approximately $1,807,000 with the remaining balance consisting of 47 smaller loans. The installment loans category contains eight small balance loans. The Company is actively managing these loan relationships.
          Restructured loans are those loans whose terms have been modified, because of deterioration in the financial condition of the borrower, to provide for a reduction of either interest or principal. The approximately $4,531,000 of restructured loans as of September 30, 2008 consist of three loans to one lending relationship, which we are actively managing.
          Potential problem loans are defined as loans about which we have serious doubts as to the ability of the borrower to comply with the present loan repayment terms and which may cause the loan to be placed on non-accrual status, to become past due more than ninety days or to be restructured. The real estate — construction category consists of one large loan for approximately $1,014,000 and one smaller loan. The real estate — mortgage category consist of three loans ranging from approximately $129,000 to $327,000. The installment loan category contains one loan for approximately $1,000. We are actively managing these loan relationships.
          Loans classified for regulatory purposes as loss, doubtful, substandard, or special mention that have not been included in the table above do not represent or result from trends or uncertainties which management reasonably expects will materially impact future operating results, liquidity or capital resources. These classified loans do not represent material credits about which management is aware of any information which causes management to have serious doubts as to the ability of such borrowers to comply with the loan repayment terms.
          During the second quarter of 2008, the Company divided an existing combined position of Chief Operating Officer / Chief Lending Officer into two separate positions and hired an experienced individual to fill the Chief Lending Officer role. Splitting these positions allowed the Company to focus more intently on credit issues by strengthening its loan review process, identifying weakness in the loan portfolio and developing plans for dealing with increased problem assets resulting from the continued economic downturn. Based on our evaluations, we increased our provision and allowance for loan losses in the 3rd quarter of 2008. If market conditions continue to deteriorate as we anticipate, we will make additional valuation adjustments as we reassess and evaluate our loans in the continuously changing environment.
     Information regarding certain loans and allowance for loan loss data through September 30, 2008 and 2007 is as follows:

	Nine Months Ended
	September 30,
	2008	2007
	(Dollars in Thousands)

Average amount of loans outstanding	$613,487	$470,439

Balance of allowance for loan losses at beginning of period	$6,267	$5,244

Loans charged off
Commercial and financial	(475)	(116)
Real estate mortgage	(540)	(367)
Installment	(281)	(388)

	(1,296)	(871)

Loans recovered
Commercial and financial	13	1
Real estate mortgage	4	—
Installment	42	44

	59	45

Net charge-offs	(1,237)	(826)

Additions to allowance charged to operating expense during period	4,576	1,634

Balance of allowance for loan losses at end of period	$9,606	$6,052

Ratio of net loans charged off during the period to average loans outstanding	.20%	.18%

          We expect that the level of charge offs will increase in the near future as we more closely analyze our delinquent loans. When a loan first shows signs of weakness we will, if warranted, place the loan on non-accrual status pending a more complete investigation of the underlying credit quality of the loan and its collateral. After a more complete investigation, which may include steps such as obtaining an updated appraisal and a review of the financial condition of the guarantor(s), we will charge off the portions of the loans that we deem uncollectible. An increase in the level of charge offs, therefore, will generally trail an increase in the level of non-performing loans because of the time involved with the process of completing a more detailed investigation of the delinquent loans. For this reason, we believe that the recent increase in the level of our non-performing loans is a leading indicator for a subsequent increase in charge offs, which we expect over the near future.”